Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Med One Oak, Inc.
(Name of Issuer)

Common Stock Par Value $0.001 Per Share
(Class of Securities)

58402Y107
(CUSIP Number)

Brain 3, LLC
9201 Pinecroft Drive
Shenandoah, TX 77380

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

       CUSIP No. 58402Y107
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(1)           Names of Reporting Persons:
Brain 3, LLC
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(2)           Check the appropriate box if a member of a group:
(a)  [   ]
(b)  [   ]
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(3)           SEC Use Only

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(4)           Source of Funds:
OO
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(5)           Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
[   ]
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(6)           Citizenship or place of organization:
Texas
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Number of shares beneficially owned by each person with:

(7)	Sole voting power	1,381,293 Shares

(8)	Shared voting power	0

(9)	Sole dispositive power	1,130,843 Shares

(10)	Shared dispositive power	0

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(11)           Aggregate amount beneficially owned by each reporting person.
1,381,293 Shares
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(12)           Check if the aggregate amount in row (11) excludes certain shares
[   ]
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(13)           Percent of class represented by amount in Row (11)
62.5% (See Item 5 for calculation of outstanding shares.)
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(14)           Type of reporting person:
OO
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Item 1.                                Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.001 (“Common Stock”), of Med One Oak, Inc., a Delaware corporation (the “Company”), whose principal executive office is located at 9201 Pinecroft Drive, Shenandoah, TX 77380.  The Common Stock is traded on the Over the Counter Bulletin Board (symbol: MOAK).

Item 2.                                Identity and Background

Brain 3, LLC (“Brain 3”) is a Texas limited liability company.  The principal business of Brain 3 is acting as general partner for limited partnerships that invest and own portfolio securities, and its principal business address and principal office address is 9201 Pinecroft Drive, Shenandoah, TX 77380.

During the last five years, Brain 3 has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                Source and Amount of Funds or Other Consideration

Brain 81, LP and Oak Brain, LP (together, the “Purchasers”) collectively acquired 1,130,843 on December 31, 2012, pursuant to a Stock Purchase Agreements with Choksi, Ltd. in exchange for aggregate consideration of $565,421.50.  The source of the funds used by the Purchasers was a combination of cash on hand and promissory notes payable to Choksi, Ltd.

Greater Houston Physician’s Medical Association, P.L.L.C. (“GHPMA”) acquired 250,450 shares of Common Stock on January 8, 2013, in exchange for GHPMA releasing the Company from debt of $125,225.

Item 4.                                Purpose of Transaction

The purpose of the transactions by the Purchasers and GHPMA was to acquire an ownership interest in the Company, which expects to effect one or more transactions to acquire or purchase as of yet unidentified assets and operations in the health care industry.  No assurances can be given that the Company will succeed in acquiring or purchasing any such assets and operations.  However, any such acquisition or purchase may involve:

•	a material change in the Company’s present capitalization;
•	a material change in the composition of the Company’s board of directors;
•	the issuance of a significant amount of the Company’s securities; and
•	the acquisition of significant assets and commencement of business operations.

Item 5.  Interest in Securities of the Issuer

Person:	Brain 3
No. Shares Beneficially Owned:	1,381,293 Shares of Common Stock
Percent of Outstanding shares	62.5%*

Common Stock outstanding at January 8, 2013	2,209,748*

*           Number of shares of Common Stock outstanding and percent of outstanding shares are based on the number of shares reported as outstanding in the Company’s Form 10-Q for the quarter ended September 30, 2012 (1,159,298 shares) plus (a) the total number of shares granted to two executive officers by the Company, pursuant to restricted stock agreements dated November 21, 2012 (800,000 shares) and (b) 250,450 shares granted to GHPMA pursuant to a Stock Purchase Agreement dated January 8, 2013.

Brain 3, as the sole general partner of each of the Purchaser’s has the sole power to vote all shares of Common Stock owned by the Purchasers.

Brain 3, as the trustee pursuant to a Voting Trust Agreement dated January 8, 2013 (the “Voting Trust Agreement”), has the sole power to vote the 250,450 shares of Common Stock granted to GHPMA on January 8, 2013.

Brain 3 has made no transactions, on its behalf, in shares of the Company within the past sixty days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Limited Liability Company Agreement of Brain 3, the members of Brain 3, by majority vote, have the power to vote the shares of Common Stock over which Brain 3 has voting power, but no such member acting alone has the power to control such vote.  There are no agreements or understandings, other than those addressed herein, among Brain 3 and any other person regarding the securities of the Company, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.

Pursuant to the Voting Trust Agreement, GHPMA has granted Brain 3 the power to vote its 250,450 shares of Common Stock for a period of eighteen (18) months.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 11, 2013.

Brain 3, LLC

By: /s/ Ivan Wood, Jr.
Name: Ivan Wood, Jr.
Title: President